UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number   1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
__EMPLOYEE SAVINGS AND INVESTMENT PLAN___
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

___77 Grove Street, Rutland, Vermont_____05701____
(Address of Issuer's Principal Office)   (Zip Code)

Total Number of Pages in File: 12

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

Report of Independent Registered Public Accounting Firm

The Employee Savings & Investment Plan Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The 2007 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

June 23, 2008

VT Reg. No. 92-349

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Investments, at fair value		
Mutual Funds	$ 57,270,791	$ 51,067,903
Managed Income Portfolio	8,403,597	8,163,247
Central Vermont Pubic Service Corporation (common stock)	4,388,840	4,121,391
Other Common Stock	525,094	1,143,690
Money Market Funds	720,572	635,136
Participant Loans	1,291,142	1,216,168
Total Investments, at fair value	72,600,036	66,347,535
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	91,326	82,046
Other Receivables	937	874
Other Liabilities	-	(1,101)
Net Assets Available for Benefits	$ 72,692,299	$ 66,429,354

The accompanying notes are an integral part of these financial statements

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CONTRIBUTIONS		
Employee	$ 3,568,995	$ 3,217,869
Employer	1,352,092	1,196,993
Rollovers	353,964	167,053
Total Contributions	5,275,051	4,581,915
INVESTMENT INCOME		
Net Appreciation of Fair Value of Investments	948,989	3,505,219
Interest and Dividend Income	5,142,509	3,125,750
Net Investment Gain from Managed Income Portfolio	361,507	336,584
Net Investment Gain from Brokerage Account	160,350	110,677
Administrative Expenses	(28,398)	(29,993)
Total Investment Income	6,584,957	7,048,237
DISTRIBUTIONS		
Benefit Payments	(5,556,833)	(5,546,072)
Loan Defaults	(40,230)	(30,320)
Total Distributions	(5,597,063)	(5,576,392)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,262,945	6,053,760
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	66,429,354	60,375,594
End of Year	$ 72,692,299	$ 66,429,354

The accompanying notes are an integral part of these financial statements

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation and its affiliates (the "company") and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions and Vesting - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2007 was $15,500. Employees who are age 50 and older could make pre-tax catch-up contributions up to a maximum of $5,000 in 2007. Catch-up contributions are ineligible for employer match. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

During 2007, company matching contributions were 100 percent of the first 4.25 percent of eligible pre-tax compensation, excluding overtime, contributed to the Plan by each participant per pay period. Participants are eligible for the matching contribution in the first pay period following their first anniversary date.

On December 29, 2004, members of the International Brotherhood of Electrical Workers Local 300 ratified the union employees' contract with the company. The contract included an increase in the company's match for 401(k) contributions from 4 percent to 4.25 percent effective on January 1, 2007. The increase applied to all eligible 401(k) participants.

Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the company's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions among various investment choices, including mutual funds, managed income portfolio, money market funds and common stock, including Central Vermont Public Service Corporation Common Stock Fund ("CVPS Common Stock Fund"). Company contributions are automatically invested in accordance with the participant's investment direction for his or her account.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the CVPS Common Stock Fund, shares of the company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participant's account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2007 and 2006 range from 6.25 percent to 10.0 percent and mature at various dates through 2035.

Plan Trustee - Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective May 1, 2002.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies

<u>Basis of Accounting</u> - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Contributions made by the company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

<u>Investment Valuation and Income Recognition</u> - Mutual Funds, managed income portfolio and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

<u>Risks and Uncertainties</u> - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

<u>Expenses</u> - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the CVPS Common Stock Fund, will be paid out of the Plan's accounts to which such expenses are attributable. Administrative expenses related to the CVPS Common Stock Fund are paid by the plan participants. Fees related to the Plan as a whole are shared between participants and the company.

<u>Use of Estimates</u> - The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Recent Accounting Pronouncements</u> - SFAS No. 157: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP. While the standard does not expand the use of fair value in any new circumstances, it has applicability to several current accounting standards that require or permit the company to measure its assets and liabilities at fair value.

SFAS No. 157 is effective for most fair value measurements, other than leases and certain non-financial assets and liabilities, beginning January 1, 2008. SFAS No. 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date," or the "exit price." Accordingly, the fair value of an asset or liability must be determined based on the assumptions that market participants would use in pricing the asset or liability (if available), and not the Plan's assumptions. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability. SFAS 157 also establishes a three-level fair value hierarchy, reflecting the extent to which inputs to the determination of fair value can be observed, and requires fair value disclosures based upon this hierarchy. These disclosures will be included in the Notes to Financial Statements subsequent to the Plan's adoption of SFAS No. 157. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan's financial statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

As of December 31, 2006, the Plan adopted FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The Fidelity Managed Income Portfolio is a stable value investment fund and is fully benefit responsive.

Note 3 - Plan Termination
Although the company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the company.

Note 4 - Income Taxes
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated January 13, 2004, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investments
The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Fidelity Disciplined Equity Fund	$ 10,436,020	$ 9,500,738
Fidelity Blue Chip Growth Fund	$ -	$ 8,212,783
Fidelity Managed Income Portfolio	$ 8,403,597	$ 8,163,247
Fidelity Balanced Fund	$ 7,888,768	$ 7,340,352
Fidelity Mid-Cap Stock Fund	$ 4,748,888	$ 4,234,511
American Funds Growth Fund – Class R4	$ 8,215,531	$ -
CVPS Common Stock Fund	$ 4,388,840	$ 4,121,391

During 2007 and 2006, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2007	2006
Fair Value Investments:		
Mutual Funds	$ (429,947)	$ 2,440,661
CVPS Common Stock Fund	1,378,936	1,064,558
Net Appreciation of Fair Value Investments	948,989	3,505,219
Brokerage Account	160,350	110,677
Total Net Appreciation	$ 1,109,339	$ 3,615,896

Note 6 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as the term is defined in Section 3 (14) of ERISA. At December 31, 2007 and 2006, the Plan held common stock of the company valued at $4,388,840 and $4,121,391, respectively.

Note 7 - Reconciliation of Statement of Net Assets Available for Benefits to Schedule of Assets (Held at End of Year)

	2007		2006
Net assets available for benefits	$ 72,692,299	$	66,429,354
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(91,326)		(82,046)
Other receivables	(937)		(874)
Other liabilities	-		1,101
Grand total of assets held at end of year	$ 72,600,036	$	66,347,535

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Units	Cost **	Current Value
*Fidelity Freedom Income Fund	33,295.61		$ 381,235
*Fidelity Freedom 2000 Fund	11,294.61		139,714
*Fidelity Freedom 2005 Fund	29,430.77		346,989
*Fidelity Freedom 2010 Fund	227,906.11		3,377,568
*Fidelity Freedom 2015 Fund	100,644.18		1,255,033
*Fidelity Freedom 2020 Fund	166,468.83		2,631,872
*Fidelity Freedom 2025 Fund	28,384.96		374,114
*Fidelity Freedom 2030 Fund	98,221.06		1,622,612
*Fidelity Freedom 2035 Fund	26,989.50		369,216
*Fidelity Freedom 2040 Fund	46,291.18		450,413
*Fidelity Freedom 2045 Fund	958.56		10,880
*Fidelity Freedom 2050 Fund	2,657.09		30,371
*Fidelity Ret Gov't MM	52.46		52
*Fidelity Managed Income Portfolio	8,494,922.54		8,403,597
*Fidelity Institutional Short-Intermediate Government Fund	218,435.34		2,123,191
*Fidelity Balanced Fund	402,282.92		7,888,768
Spartan U.S. Equity Index Fund	11,042.13		573,087
Davis New York Venture Fund, Inc. - Class A	67,852.04		2,714,760
*Fidelity Disciplined Equity Fund	353,523.72		10,436,020
*Fidelity Low-Priced Stock Fund	62,656.18		2,577,049
*Fidelity Mid-Cap Stock Fund	162,410.68		4,748,888
Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B	69,061.58		855,673
AIM International Growth A	28,110.01		900,645
American Funds Growth Fund Class R4	243,351.04		8,215,531
Dodge & Cox International Stock	62,784.26		2,889,332
American Beacon Small Cap Value Fund Plan Ahead Class	51,654.92		889,498
American Beacon Large Cap Value Fund Plan Ahead Class	33,639.73		753,194
USAA Nasdaq - 100 Index Fund	81,615.50		526,420
*Central Vermont Public Service Corporation	142,310.00		4,388,840
Money Market Funds	241,322.81		720,519
*Fidelity BrokerageLink	1,193,062.02		713,813
Funds Total			71,308,894
*LOANS TO PARTICIPANTS - Rate of Interest 6.25% to 10.0 %			1,291,142
TOTAL INVESTMENTS			$ 72,600,036

Notes:
* Party-in-interest
** Cost has been omitted as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

By /s/ Joan F. Gamble
    Chair, ESOP/ESIP (401-K) Committee
    Vice President, Strategic Change & Business Services

Dated: June 24, 2008

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statement, File No. 333-141681 and No. 333-151019 and Form S-8 Registration Statements, File No. 333-39664, No. 333-57001, No. 333-58102, and No. 333-102008 of our report dated June 23, 2008 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2007.

/s/ McSoley McCoy & Company

June 23, 2008
South Burlington, VT

VT Reg. No. 92-349